October 2011

Preliminary Terms No. 37
Registration Statement No. 333-169119
Dated October 17, 2011
Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Capped Fixed-To-Floating Rate Notes due October 28, 2016
Based on 3-Month USD LIBOR
As further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a rate of (i) Years 1 and 2: 4.375% per annum, and (ii) Years 3-5: at a variable rate equal to 3-Month USD LIBOR plus 2.00%, subject to a Minimum Interest Rate of 2.50%, and a Maximum Interest Rate of 7.00% per annum. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal amount:	$[ ]
Issue price:	$1,000 per Note
Original trade date:	October 25, 2011
Original issue date:	October 28, 2011
Maturity date:	October 28, 2016
Interest rate type:	Fixed-to-Floating Rate
Day count convention:	30/360
Reference asset/Reference rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01)
Index maturity:	3 months
Interest rate:	For each Interest Period commencing on or after the Original Issue Date, to but excluding October 28, 2013: the Initial Interest Rate
For each Interest Period commencing on or after October 28, 2013, the interest rate per annum will be equal to the Reference
Rate plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate as set forth below.
Initial interest rate:	4.375%
Spread:	2.00%
Minimum Interest Rate	From and including October 28, 2013, to but excluding the Maturity Date: 2.50% per annum
Maximum Interest Rate:	From and including October 28, 2013, to but excluding the Maturity Date: 7.00% per annum
Payment at maturity:

The payment at maturity per Note will be the stated principal amount plus accrued and unpaid interest. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any payment at maturity or on any interest payment date, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Business day:	New York; London.
Business day convention:	Following, Unadjusted
Interest payment dates:	☐ Monthly,	☒ Quarterly,	☐ Semi-Annually,	☐ Annually,

payable in arrears on the 28th day of each January, April, July and October, commencing on January 28, 2012 and ending on the Maturity Date.
Interest period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest reset dates:	For each Interest Period commencing on or after October 28, 2013, the first day of such period.
Interest determination dates:	Two London Business Days prior to the relevant Interest Reset Date.
Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KXV8
ISIN:	US06738KXV87
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation agent:	Barclays Bank PLC

Commissions and issue price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	1.25%	98.75%
Total	$	$	$

(1)

Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU MAKE AN INVESTMENT DECISION.

Prospectus dated August 31, 2010
Prospectus Supplement dated May 27, 2011

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and these preliminary terms if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that these preliminary terms are truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

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Capped Fixed-To-Floating Rate Notes due October 28, 2016
Based on 3-Month USD LIBOR

Additional Terms of the Notes

You should read these preliminary terms together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. These preliminary terms, together with the documents listed below, contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:
http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus supplement dated May 27, 2011:
http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

During the first and second years following the original issue date, interest on the Notes will accrue and be payable on the Notes quarterly, in arrears, at 4.375% per annum, and thereafter, during the floating interest rate periods, interest on the Notes will accrue and be payable on the Notes quarterly, in arrears, at a rate equal to 3-Month USD LIBOR plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate. All payments on the Notes are subject to the creditworthiness of Barclays Bank PLC and are not guaranteed by a third party.

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Capped Fixed-To-Floating Rate Notes due October 28, 2016
Based on 3-Month USD LIBOR

Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment at maturity or on any interest payment date, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Notes.

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Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after the initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

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Maximum Interest Rate—Since a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the

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Based on 3-Month USD LIBOR

Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

	o	the time to maturity of the Notes;
	o	interest and yield rates in the market generally;
	o	a variety of economic, financial, political, regulatory or judicial events; and
	o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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You Will Be Required to Accrue Interest in Excess of Interest Payments Following the Fixed Rate Period—As discussed below under “United States Federal Income Tax Treatment” you will be required to accrue into income an amount of interest in the first two years of your Notes (i.e., the period during which the Notes bear interest at a fixed rate) that will generally be less than the stated interest on your Notes in such period. Conversely, you will be required to accrue into income an amount of interest in the remaining years of your Notes that will generally exceed the stated interest on your Notes in such periods.

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Capped Fixed-To-Floating Rate Notes due October 28, 2016
Based on 3-Month USD LIBOR

Hypothetical Interest Rate and Interest Payment Calculations

As described above, after the initial Interest Period for which the Initial Interest Rate is payable, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described above. The following illustrates the process by which the Interest Rate and interest payment amount are determined for a hypothetical Interest Period where a floating rate applies.

While the steps described below would be followed for any Notes issued hereunder, the examples provided below are for illustrative purposes only and do not, and do not purport to, describe all payment possibilities for the Notes.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period commencing on or after October 28, 2013, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date. For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by applying any Spread or Multiplier, while taking into account any Maximum Interest Rate and Minimum Interest Rate for that Interest Period.

For each Interest Period commencing on or after October 28, 2013, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by first adding the Reference Rate and the Spread and then assessing the sum relative to the Minimum Interest Rate and the Maximum Interest Rate. The per annum Interest Rate for that Interest Period will be the sum of the Reference Rate and the Spread unless such sum is greater than the Maximum Interest Rate, or lower than the Minimum Interest Rate.

If the sum of the Reference Rate and the Spread is greater than the Maximum Interest Rate, the per annum Interest Rate for that Interest Period will be the Maximum Interest Rate.

If the sum of the Reference Rate and the Spread is lower than the Minimum Interest Rate, the per annum Interest Rate for that Interest Period will be the Minimum Interest Rate.

The following examples illustrate how the Interest Rate for an Interest Period where a floating rate applies would be calculated:

Example 1:	The per annum Interest Rate equals the Reference Rate plus the Spread.

Based on a hypothetical Reference Rate equal to 3.20% and a Spread of 2.00%, the Interest Rate would be equal to 5.20% (the Reference Rate plus the Spread).

Example 2:	The per annum Interest Rate equals the Maximum Interest Rate.

Based on a Maximum Interest Rate of 7.00% (in the applicable interest period), and assuming a hypothetical Reference Rate equal to 7.00% and a Spread of 2.00%, the Interest Rate (without taking the Maximum Interest Rate into account) would equal 9.00% (the Reference Rate plus the Spread). However, because of the Maximum Interest Rate of 7.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Maximum Interest Rate of 7.00%.

Example 3:	The per annum Interest Rate equals the Minimum Interest Rate.

Based on a Minimum Interest Rate of 2.50% (in the applicable interest period), and assuming a hypothetical Reference Rate equal to 0.35% and a Spread of 2.00%, the Interest Rate (without taking the Minimum Interest Rate into account) would equal 2.35% (the Reference Rate plus the Spread). However, because of the Minimum Interest Rate of 2.50%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Minimum Interest Rate of 2.50%.

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Capped Fixed-To-Floating Rate Notes due October 28, 2016
Based on 3-Month USD LIBOR

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Reference Rate

“LIBOR” as described in the accompanying prospectus supplement section entitled “Reference Assets—LIBOR” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 1, 2000 to October 11, 2011. The historical levels of the Reference Rate do not reflect the spread that will apply to the interest that accrues on the notes for the applicable interest periods during the floating interest rate periods, and should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United States Federal Income Tax Treatment

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

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In the opinion of our special tax counsel, Sullivan & Cromwell LLP, and based in part on projections we have provided to Sullivan & Cromwell LLP about the Notes, your Notes should be treated as debt instruments that are issued with original issue discount (“OID”) and are subject to the rules applicable to variable rate debt instruments. This opinion assumes that the description of the terms of the Notes in these preliminary terms is materially correct. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

The effect of the application of the variable rate debt instrument rules to your Notes is that you will be required to accrue into income an amount of interest in the first two years of your Notes (i.e., the period during which they bear interest at a fixed rate) that will generally be less than the stated interest on your Notes in such period. Conversely, you will be required to accrue into income an aggregate amount of interest in the remaining years of your Notes that will exceed the aggregate amount of stated interest on your Notes in such period.

As discussed further in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount,” (i) you must include OID (if any) in your gross income for U.S. federal income tax purposes as it accrues (regardless of your method of tax accounting) and (ii) the amount of interest that is treated as qualified stated interest (“QSI”) on your Notes must be determined in order to determine the amount of OID in respect of a Note. As discussed in the following paragraph and discussed in further detail under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement, in order to determine the amount of the QSI and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. The amount of OID and QSI on the Notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments, and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the Notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date).

If the amount you receive in a calendar year is greater than the assumed payment, as determined in the preceding paragraphs, the excess over the assumed amount is treated as additional QSI and will be taxable to you as ordinary income. If the amount you receive in a calendar year is less than the assumed payment, the difference will reduce the amount of QSI you are treated as receiving and will reduce the amount of ordinary income you are required to take into income. The amount of OID accruals is not subject to adjustment on account of the actual payments made in respect of a Note differing from the assumed payments. Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for U.S. federal income tax purposes as a return of principal that reduces your basis in the Notes.

In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your Notes, but should not include payments made in respect of your Notes that are in excess of QSI (as adjusted). You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value you receive at such time and your adjusted basis in your Notes. Such gain or loss should generally be capital gain or loss, and long-term capital gain or loss if you have held your Notes for more than one year.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it finalizes the form on which to report the relevant information. However, once the Internal Revenue Service finalizes the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.
Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general

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rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any, are taken. The Agent will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of these preliminary terms, which will be the third business day following the expected original trade date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

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